Exhibit 6

EXECUTION COPY

Amendment to Agreement

This Amendment to Agreement (this “Amendment”), dated as of November 24, 2013, is entered into by and among The ADT Corporation, a Delaware corporation (the “Company”), Keith A. Meister (“Designee”) and Corvex Management LP (together with Designee, the “Corvex Group”).

Recitals

A. The Corvex Group, Designee, the Company and Soros Fund Management LLC (“SFM”) entered into an Agreement dated as of December 17, 2012 (the “Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Agreement.

B. Each of the parties hereto wish to extend the termination date of the Agreement as hereinafter set forth, without affecting the termination date of the Agreement in respect of SFM.

C. Corvex Management LP and the Company are entering into a Share Repurchase Agreement (the “Repurchase Agreement”) concurrently with the execution and delivery of this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Changes to Board Nomination and Termination Provision.

a. As of the Effective Time, Subsection 1.a. of the Agreement is hereby deleted in its entirety except for the definition of Minimum Ownership Thresholds.

b. As of the Effective Time, Section 5 of the Agreement entitled “Termination” is hereby deleted and replaced in its entirety with the following: “5. Termination. This Agreement, including the covenants and agreements contained in Section 2, shall terminate on the later of (i) the date on which Designee is no longer serving on the Board (which shall include the effective date of any resignation from the Board delivered in writing by Designee) and (ii) the date that is seven (7) business days prior to the end of the last day that stockholders of the Company may timely notify the Company of a nomination or proposal to be properly brought before the 2019 annual meeting of the Company’s stockholders pursuant to the Company’s By-Laws, as then in effect (the “Notice Date”); provided, however, that this Agreement (and the Amendment, to the extent applicable), including the covenants and agreements contained in Section 2, shall terminate with respect to SFM and the SFM Funds on the earlier of the Notice Date and December 31, 2013.

c. As of the Effective Time, all other provisions of the Agreement remain unchanged and are in full force and effect.

2.	Public Announcement and SEC Filing.

The Company shall announce the share repurchase under the Repurchase Agreement by means of a press release in the form attached as Exhibit A as soon as practicable on or after the date of this Amendment (the “Press Release”). The Corvex Group shall promptly, but in no case prior to the date of the filing or other public release of the Press Release by the Company, prepare and file an amendment (the “13D Amendment”) to the Corvex Group’s Schedule 13D with respect to the Company filed with the SEC on October 25, 2012, as amended by Amendment No. 1 thereto filed with the SEC on December 17, 2013, reporting the entry into the Repurchase Agreement and amending applicable items to describe the Agreement (as amended hereby) and the Repurchase Agreement. The 13D Amendment shall be consistent with the Press Release and the terms of the Agreement (as amended hereby) and the Repurchase Agreement. The Corvex Group and the Corvex Affiliates shall provide the Company with reasonable opportunity to review and comment upon the 13D Amendment prior to filing, and shall consider in good faith any changes proposed by the Company. None of the Designee, the members of the Corvex Group or any Corvex Affiliates shall issue a press release in connection with this Amendment, the Agreement or the Repurchase Agreement or the actions contemplated hereby or thereby. Neither the Company nor the Corvex Group shall make any public statements (including in any filing with the SEC, any regulatory or governmental agency or any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release.

3.	Representations and Warranties.

a. The Company hereby represents and warrants that the Agreement, this Amendment and the performance by the Company of its obligations hereunder and thereunder (i) have been duly authorized, executed and delivered by it, and are valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally, (ii) do not require the approval of the stockholders of the Company and (iii) do not and will not violate any law, any order of any court of competent jurisdiction or other agency of the government, the Restated Certificate of Incorporation or Amended and Restated By-laws of the Company or any stock exchange rule or regulation, or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument. The Company hereby represents and warrants that it is duly organized, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to execute and deliver this Amendment.

b. Each member of the Corvex Group, with respect to itself only, hereby represents and warrants that the Agreement, this Amendment and the performance by such member of its obligations hereunder and thereunder (i) have been duly authorized, executed and delivered by it, and are valid and binding obligations of such member, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally, (ii) do not require the approval of any owner or holder of any equity interest of such member, as applicable, and (iii) do not and will not violate any law, any order of any court of competent jurisdiction or other agency of the government, the charter or other organizational documents of such member, as applicable, or any provision of any agreement or other instrument to which such member or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such agreement or other instrument. Each of member of the Corvex Group, with respect to itself only, hereby represents and warrants that such person, if not a natural person, is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Amendment.

4.	Miscellaneous.

a. Entire Agreement

The Agreement as amended by this Amendment (together with the Repurchase Agreement) contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties.

b. Counterparts.

This Amendment may be executed in two or more counterparts which together shall constitute a single agreement.

c. Interpretation and Construction.

Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Amendment, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Amendment, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Amendment against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Amendment shall be decided without regards to events of drafting or preparation.

d. THIS AMENDMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

e. Effective Time

This Amendment shall be effective on the Settlement Date (as defined in the Repurchase Agreement) upon the consummation of the Repurchase Transaction (as defined in the Repurchase Agreement) (the “Effective Time”). Prior to the Effective Time, the Agreement shall remain in full force and effect without giving effect to this Amendment.

[The remainder of this page has been left blank intentionally.]

IN WITNESS WHEREOF, each of the parties has executed this Amendment, or caused the same to be executed, by its duly authorized representative as of the date first above written.

The ADT Corporation

By:	/s/ Naren Gursahaney
Name: Naren Gursahaney
Title: Chief Executive Officer

[Signature Page to Amendment]

Corvex Management LP

By:	/s/ Keith A. Meister
Name: Keith A. Meister
Title: Managing Partner

/s/ Keith A. Meister
Keith A. Meister

[Signature Page to Amendment]

Exhibit A

(see attached)

The ADT Corporation 1501 Yamato Road Boca Raton, FL 33431 +1 561.988.3600 www.adt.com

NEWS RELEASE

Media Relations	Investor Relations

Sarah Cohn tel: +1 561.322.7029 scohn@adt.com	Lawrence DeMarco tel: +1 561.988.7423 ldemarco@adt.com

ADT ANNOUNCES REPURCHASE OF SHARES HELD BY CORVEX

BOCA RATON, Fla. – November 25, 2013 – The ADT Corporation (NYSE: ADT) announced today that it has entered into an agreement to repurchase 10.24 million shares of ADT common stock beneficially owned by Corvex Management LP (“Corvex”), at a purchase price of $44.01 per share. The purchase price equals the closing price of ADT common stock on November 22, 2013.

Keith Meister, the Founder and Managing Partner of Corvex, has also submitted his resignation from ADT’s Board of Directors, effective immediately. Following the repurchase, Corvex will continue to own a meaningful number of shares.

Naren Gursahaney, ADT’s Chief Executive Officer, said, “Keith has been a very productive Board member over the past year. Keith and our other independent Board members have been instrumental in helping management develop and implement a number of important strategic and financial changes that will create lasting value for our shareholders. ADT has benefited from Keith’s financial acumen, and on behalf of the Board and ADT’s management team, I’d like to thank Keith for his contributions.”

Mr. Meister said, “We initially invested in ADT because of its leading market position and its potential for creating long-term shareholder value. The Board and management have achieved admirable results over the past year. ADT is now on a path to achieving its optimal capital structure and implementing a capital allocation plan that will benefit shareholders in the long-run. It has been tremendously rewarding working with the Board and management and I am confident in their ability to continue to grow and strengthen the company. I would like to personally thank Naren for his continued strong leadership, and I look forward to our ongoing participation as a shareholder in the company.”

ADT has previously announced that it has entered into an accelerated share repurchase agreement, under which it will repurchase approximately $400 million of its common stock. As a result of the shares already repurchased in the open market this quarter and the announced accelerated share repurchase program, ADT expects to substantially complete its previously announced three year, $2 billion share repurchase program in the first half of 2014. In addition, as announced on November 20, 2013, the company’s Board of Directors has increased the current share repurchase authorization by an additional $1.0 billion, expiring on November 27, 2015 unless it is terminated earlier by the company. Including the repurchase of shares from Corvex, ADT will have spent $2.4 billion on share repurchases and retired over 20% of its shares outstanding since becoming an independent company.

About ADT

The ADT Corporation (NYSE: ADT) is a leading provider of electronic security, interactive home and business automation and monitoring services for residences and small businesses in the United States and Canada. ADT’s broad and pioneering set of products and services, including ADT Pulse interactive home and business solutions, and home health services, meet a range of customer needs for today’s active and increasingly mobile lifestyles. Headquartered in Boca Raton, Florida, ADT helps provide peace of mind to more than six million customers, and it employs approximately 17,000 people at over 200 locations. More information is available at www.adt.com or by downloading the ADT IR app for iPhone, iPad and Android Devices.